THE BOARD IS MAKING ABSURD EXCUSES FOR POOR 2019 PERFORMANCE (CONT.)

Stockholders should not buy into the ridiculous claim that 2019 was a historical aberration

- By presenting distorted charts and misleading data without proper context, Synalloy is trying to dupe stockholders into believing that, after a gigantic price move from 2016-2018, stainless pipe and tube prices fell to "recession levels" during 2019

- Actually, full context shows that there was a slight correction in 2019 that only lasted a few months
  - Yes, results for most producers turned out to be worse than the "decade-best" in 2018, but not so much for the full year to be deemed "irrelevant" by stockholders when assessing performance
  - Synalloy's terrible results are a function of management's inability to effectively manage the business and understand the ramifications of market movements



Source: Federal Reserve Bank of St. Louis.

UNLIKE SYNALLOY, OTHER METALS PEERS LIMITED 2019 LOSSES THROUGH LOGICAL BUSINESS ACTIONS

Peers outperformed Synalloy in 2019 because they had some insight into the weakening market conditions and adjusted their businesses accordingly

- **Other Master Distributors understood that 2018 was an abnormal year due to the Trump Administration's tariffs and that 2019 would be weaker**
  - *"Understandably, everybody is thrilled with their first- and second-quarter profits, but* ***we understand this is not the new normal and realize that inventory costs will quickly catch up with selling prices.****"*
    – Johnny Hsieh, President of Ta Chen International, a large customer of Synalloy[(1)]
- **Yet, nearly halfway through 2019, Synalloy's leadership was still expecting to perform at 2018 levels**
  - *"The company is off to a great start in 2019 as each of our business units performed in line with or exceeded the first quarter forecast for both revenue and earnings.* ***As noted in the earnings release, we are reaffirming our guidance for 2019 and expect revenue totaling $340 million and adjusted EBITDA of $30 million.****"* – Craig Bram on Synalloy's Earnings Call (05/03/19)
- **Unfortunately, roughly 30 days after that earnings call, Synalloy announced it was reducing its EBITDA guidance by ~30%... <u>and then by another 30% in November 2019 when the market had nearly fully recovered</u>**

Synalloy leadership's demonstrated ineptitude in 2019 was nothing new – the same irresponsible actions and blunders have occurred throughout this lost decade!

(1) Metal Center News, (07/27/18)

BY MAY 2019 MR. BRAM <u>HAD STILL</u> NOT GRASPED THE IMPACT OF THE MARKET CONDITIONS

Nearly halfway through 2019, Company management was still expecting 2018 levels...



Stainless Steel Pipe and Tube PPI vs. Management Adj. EBITDA Guidance

...until guidance was eventually dramatically reduced in the back half of the year – even while stainless prices recovered

As Mr. Bram destroyed value, the Board continued to be asleep at the wheel!

SYNALLOY UNDERPERFORMANCE CONTINUED INTO Q1 2020

As stainless prices rebounded, Synalloy's inability to anticipate the market cost stockholders once again

- Despite touting its market share gains, the Company continued to perform worse than its peers even as prices stabilized into 2020
  - Lack of market knowledge led to overconfidence and substantial inventory pricing losses
- Synalloy's peers were able to manage their businesses through the uncertain market environment


Synalloy Metals Segment Revenue
$ in millions
$71.1
15% Decline
SYNL's Metal Revenue declined 5% more than its Metal peers
$60.7
Q1'19
Q1'20
Adj. EBITDA Margin
7.6%
5.4%
6.0%
6.1%
Q1'19
Q1'20
Q1'19
Q1'20
Synalloy
Closest Direct Peers

How long does Synalloy propose time remains stopped? At the end of 2020, will the Board and management still suggest they be judged up through only 2018?

Source: Public filings.

THE SYNALLOY BOARD PROACTIVELY TRIED TO ELIMINATE CUMULATIVE VOTING

The same Board that is now touting its "shareholder friendly" voting measures actually tried to eliminate this benefit for stockholders in 2015

- At its 2015 Annual Meeting, Synalloy's Board asked stockholders to amend the Company's legal documents to "nullify cumulative voting at any election of directors"

- Though the Company is now touting cumulative voting as a reason why stockholders should vote for the incumbent Board, in 2015 they felt very differently about it

  – *"The Board of Directors believes that cumulative voting no longer serves its originally intended purpose and should be removed from the Company's Certificate of Incorporation"*

- Fortunately for Synalloy's owners, the Company's proposed measure was soundly rejected by stockholders concerned about being stripped of their governance rights

- Further, what the Board does not tell stockholders is that cumulative voting actually requires a higher percentage of votes to replace a majority of directors than a typical election

  – We are so convinced that drastic change is required in the Synalloy boardroom that we are willing to subject ourselves to a higher voting threshold

  – Two or three of eight directors in the Synalloy boardroom is undeniably insufficient to overcome decades of conflicts and unqualified decision-makers destroying Synalloy's value

The same Synalloy Board responsible for a decade of stockholder value destruction has actively tried to eliminate stockholder rights

PRIVET FUND   UPG STRONGER TOGETHER